Exhibit 99.1

UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL
STATEMENTS

For the three and six months ended June 30, 2026

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	June 30, 2026	December 31, 2025 Audited
		$	$
ASSETS
Current assets:
Cash and cash equivalents		93,726,809	129,647,421
Receivables and prepaid expenses	4	1,955,144	1,607,818
		95,681,953	131,255,239
Non-current assets:
Mining concession asset	5	14,807,238	11,621,703
Property, plant and equipment	6	53,005,612	11,214,207
Intangibles		60,000	60,000
VAT receivable	8	5,251,526	3,894,616
		73,124,376	26,790,526
Total assets		168,806,329	158,045,765
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		10,144,581	4,818,237
Current portion provision for environmental remediation	9	711,498	652,131
Current portion of lease liability	11	1,504,148	722,050
Current portion of other long-term liabilities	12	11,646,909	2,470,586
		24,007,136	8,663,004
Non-current liabilities:
Provision for environmental remediation	9	1,022,562	937,240
Lease liability	11	1,525,882	1,136,276
Other long-term liabilities	12	26,180,608	2,181,709
		28,729,052	4,255,225
Total liabilities		52,736,188	12,918,229

Equity:
Share capital	16	244,201,252	243,720,586
Contributed surplus		36,537,223	33,623,682
Deficit		(164,668,334)	(132,216,732)
		116,070,141	145,127,536
Total liabilities and equity		168,806,329	158,045,765

Commitments, options agreements and contingencies	21
Subsequent events	22

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Jasper Bertisen
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

		For the three months ended June 30		For the six months ended June 30
	Note	2026	2025	2026	2025
		$	$	$	$
Expenses
Exploration and evaluation	19(a)	(14,828,584)	(7,433,113)	(23,906,035)	(12,291,882)
General and administration	19(b)	(3,969,552)	(2,236,131)	(7,958,340)	(4,134,425)
		(18,798,136)	(9,669,244)	(31,864,375)	(16,426,307)
Other income (expense)
Revaluation of warrants liability	10	-	-	-	(10,564,474)
Foreign exchange gain (loss)		(744,859)	531,002	(806,699)	633,141
Other income (expense)		-	1,058	-	1,058
Net loss before finance items and income tax		(19,542,995)	(9,137,184)	(32,671,074)	(26,356,582)

Finance income (expense)
Interest income		852,476	701,763	1,866,267	1,079,543
Finance costs	19(c)	(1,406,307)	(83,572)	(1,646,795)	(169,887)
Net loss before income tax		(20,096,826)	(8,518,993)	(32,451,602)	(25,446,926)
Income tax		-	-	-	-
Net loss and comprehensive loss		(20,096,826)	(8,518,993)	(32,451,602)	(25,446,926)
Basic and diluted loss per common share	17	(0.22)	(0.11)	(0.35)	(0.31)
Weighted average common shares outstanding, basic and diluted	17	92,726,952	78,712,812	92,748,398	81,819,848

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the six months ended	Note	June 30, 2026	June 30, 2025
		$	$
Cash flows from (used in) operating activities
Net loss		(32,451,602)	(25,446,926)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		-	10,564,474
Finance costs expensed	19(c)	238,102	128,805
Foreign exchange (gain) loss		806,702	(633,142)
Share-based compensation	19(b)	2,913,541	1,069,473
Depreciation and amortization	19(a),(b)	871,957	376,036
Net changes in working capital items	20	3,206,139	926,264
		(24,415,161)	(13,015,016)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	16	-	36,357,305
Cash costs related to issuance of shares		-	(172,887)
Cash proceeds from warrant exercises	16, 10	-	7,857,044
Cash received from option exercises	16	480,666	547,979
Lease payments	11	(802,415)	(323,317)
		(321,749)	44,266,124
Cash flows from (used in) investing activities
Mining concession asset	5,12	(2,660,906)	-
Acquisition of property, plant and equipment	6,12	(8,273,134)	(132,079)
Intangible		-	-
		(10,934,040)	(132,079)
Net change in cash and cash equivalents during the period		(35,670,950)	31,119,029
Cash and cash equivalents, opening balance		129,647,421	38,930,957
Foreign exchange effect on cash balances		(249,662)	531,396
Cash and cash equivalents, end of period		93,726,809	70,581,382

For the six months ended	Note	June 30, 2026	June 30, 2025
		$	$
Non-cash transactions:
Mining concession asset	5,12	2,353,188	10,013,929
Intangibles		-	60,000
Acquisition of property, plant and equipment	6,12	34,941,159	-
Modifications of right-of-use assets (ROU)	6	1,795,559	-
		39,089,906	10,073,929

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2026		92,537,998	243,720,586	33,623,682	(132,216,732)	145,127,536
Exercise of options	16	204,709	480,666	-	-	480,666
Share-based compensation	19(b)	-	-	2,913,541	-	2,913,541
Net loss for the period		-	-	-	(32,451,602)	(32,451,602)
Balance June 30, 2026		92,742,707	244,201,252	36,537,223	(164,668,334)	116,070,141
Balance January 1, 2025		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166
Issuance of shares – Offering March 2025	16	4,741,984	36,357,305	-	-	36,357,305
Share issue costs	16	-	(172,887)	-	-	(172,887)
Exercise of warrants	16	2,250,000	7,857,044	13,727,590	-	21,584,634
Exercise of options	16	259,834	547,979	-	-	547,979
Share-based compensation	19(b)	-	-	1,069,473	-	1,069,473
Net loss for the period		-	-	-	(25,446,926)	(25,446,926)
Balance June 30, 2025		84,854,026	146,845,506	31,907,541	(107,805,303)	70,947,744

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”. Effective August 11, 2026, the Company’s common shares were voluntarily transferred from the NYSE American to the Nasdaq Global Select Market (“Nasdaq”), where they commenced trading under the unchanged symbol “CNL”. Upon the effectiveness of the Nasdaq listing, trading of the Company’s common shares on the NYSE American ceased.

The registered office of CML is located at 82 Richmond St E, 4th Floor, Toronto, Ontario, Canada, and its corporate head office is located at 201 South Biscayne Boulevard, Suite 2210, Miami, Florida, USA.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim condensed consolidated financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in Notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2025 and have been consistently applied throughout all periods presented as if these policies had always been in effect.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on August 11, 2026.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

3.	NEW ACCOUNTING STANDARDS

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in future reporting periods.

(a)	IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) - In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	June 30, 2026	December 31, 2025
	$	$
Prepaid expenses (a)	1,148,104	1,059,835
Advance to suppliers (b)	735,273	414,222
Other receivables (c)	71,767	133,761
	1,955,144	1,607,818

(a)	Prepaid expenses

Prepaid expenses are recognised as assets when payments are made for services to be received in future periods. As of June 30, 2026, prepaid expenses amount to $1,148,104 (December 31, 2025 – $1,059,835) and mainly include: directors’ and officers’ insurance, geological software annual subscription, and easement payments and permits for drilling rig installation and other exploration works.

(b)	Advance to suppliers

Included in advance to suppliers is the security deposit paid and costs related to the refurbishment of a new office in Medellin, and other miscellaneous items.

(c)	Other receivables

Included in other receivables is $71,767 (December 31, 2025 – $97,120) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

5.	MINING CONCESSION ASSET

Mining concession asset consists of the following:

As at	June 30, 2026	December 31, 2025
	$	$
Opening balance	11,621,703	-
Addition: Original acquisition cost – Trap Application (c)	3,482,718	-
Addition: Original acquisition cost – First Guayabales Option (a)		9,833,334
Addition: Environmental remediation – First Guayabales Option (b)	-	1,857,509
Addition: Original acquisition cost – Other mining concessions (d)	-	750,000
Fair value adjustment – Trap Application	(297,183)	-
Fair value adjustment – Acquisition cost – First Guayabales Option	-	(504,403)
Fair value adjustment – Provision for environmental remediation	-	(268,138)
Fair value adjustment – Acquisition cost - Other mining concessions	-	(46,599)
	14,807,238	11,621,703

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(a)	First Guayabales Option

On June 23, 2025, the Company exercised its option to acquire the mining concession contract under the option agreement entered into on June 24, 2020 (the “First Guayabales Option”). As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales Option. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement (See Note 7(a)(i)).

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion) (See Note 12).

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $nil (December 31, 2025 - $1,425,561). (See Note 12).

(b)	Environmental Remediation

As part of the acquisition of the mining concession contract, the Company has estimated a provision for environmental remediation of $1,857,509 (See Note 9). This provision relates primarily to the treatment and closure of two small tailings ponds, a waste dump, and sealing and backfilling of historical mining tunnels. The obligation arises from past activities conducted in the concession area prior to the Company’s acquisition (See Note 7(a)(i)).

The Company expects to undertake a progressive remediation program beginning in 2026 and continuing through 2033, with the objective of completing the environmental remediation works required under applicable regulations.

The provision for environmental remediation has been measured at present value using a discount rate of 9.50% over the expected remediation period from 2026 to 2033, resulting in an initial recognised provision of $1,589,371.

In accordance with IAS 37 Provisions, Contingent Liabilities, and Contingent Assets, the provision represents the estimated present obligation for remediation. Consistent with IAS 16, Property, Plant and Equipment, the related cost has been capitalised as part of the acquisition cost of the mining concession, as it is directly attributable to the acquisition of the mining concession contract.

(c)	Trap Application

On March 27, 2026, the Company entered into an irrevocable agreement to acquire rights derived from a mining concession application related to the Trap target at the Guayabales Project for total consideration of $3,482,718, payable in three equal instalments through 2028. The present value of the total consideration was determined to be $3,185,535 using a discount rate of 9.50% for the period 2026–2028 (See Note 12 (d)).

Completion of the assignment is contingent upon the granting of the mining title by the National Mining Agency (“ANM”) to the current applicants and the subsequent registration of the assignment in favor of the Company.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the seller under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (See Note 12).

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2,076,633.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(d)	Other Mining Concessions

On July 16, 2025, the Company signed an agreement to acquire a mining concession for a total consideration of $750,000. The present value of the total consideration is determined to be $703,401 using a discount rate of 9.25% for the period 2025–2027.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the seller under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion).

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $356,955 (See Note 12).

6.	PROPERTY, PLANT AND EQUIPMENT

Equipment and other fixed assets consist of the following:

	Land and Buildings (a)	Exploration Equipment and structures	Computer Equipment and furniture	Leasehold Improvement	Right of use assets (ROU) (b)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2026	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207
Additions	40,446,741	279,384	70,694	71,080	416,509	41,284,408
ROU modifications, net (b)	-	-	-	-	1,378,954	1,378,954
Disposals and write-downs	-	-	-	-	-	-
Depreciation (c)	(1,663)	(90,774)	(77,623)	(24,090)	(677,807)	(871,957)
Net book value, June 30, 2026	49,430,371	544,287	205,881	98,143	2,726,930	53,005,612
Balance, June 30, 2026
Cost	49,442,488	1,061,186	515,666	366,693	3,506,644	54,892,677
Accumulated depreciation	(12,117)	(516,899)	(309,785)	(268,550)	(779,714)	(1,887,065)
Net book value	49,430,371	544,287	205,881	98,143	2,726,930	53,005,612

	Land and Buildings (a)	Exploration Equipment and structures	Computer Equipment and furniture	Leasehold Improvement	Right of use assets (ROU) (b)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2025	58,749	343,704	34,123	96,971	146,515	680,062
Additions	8,929,870	177,132	251,985	-	1,930,872	11,289,859
ROU re-measurement	-	-	-	-	54,723	54,723
Disposals and write-downs	-	(234)	(1,093)	-	-	(1,327)
Depreciation (c)	(3,326)	(164,925)	(72,205)	(45,818)	(522,836)	(809,110)
Net book value, December 31, 2025	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207
Balance, December 31, 2025
Cost	8,995,746	781,922	444,976	295,610	2,132,109	12,650,363
Accumulated depreciation	(10,453)	(426,245)	(232,166)	(244,457)	(522,835)	(1,436,156)
Net book value	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207

(a)	Land

During 2025, the Company completed land acquisitions within the Guayabales Project area. These acquisitions consolidated ownership of strategically located properties to support the future infrastructure and operational development of the Apollo discovery.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

During 2026, the Company continued to acquire strategic land parcels within the Guayabales and San Antonio Project areas to support its exploration activities and potential future project infrastructure and development. Certain land acquisitions have fixed purchase prices payable in instalments over multiple years, resulting in the recognition of financial liabilities for the unpaid consideration. The long-term liabilities arising from these arrangements are further described in Note 12(c). Land additions during the period include the following:

Guayabales Project

■	On March 10, 2026, the Company entered into a four-year agreement to acquire land with fixed terms of payment for total consideration of $33,581,007. The present value of the total consideration was determined to be $28,202,423 using a discount rate of 9.50% for the period 2026–2030. Accordingly, land has been recognised at this amount, with a corresponding financial liability recorded (See Note 12).

■	On March 20, 2026, the Company entered into a two-year agreement to acquire land with fixed terms of payment for total consideration of $2,048,163. The present value of the total consideration was determined to be $1,926,417 using a discount rate of 9.50% for the period 2026–2027. Accordingly, land has been recognised at this amount, with a corresponding financial liability recorded (See Note 12).

■	On April 27, 2026, the Company entered into a one-year agreement to acquire land with fixed terms of payment for total consideration of $796,231.

San Antonio Project

■	On February 25, 2026, the Company entered into a four-year agreement to acquire land with fixed terms of payment for total consideration of $10,566,000. The present value of the total consideration was determined to be $8,942,313 using a discount rate of 9.50% for the period 2026–2030. Accordingly, land has been recognised at this amount, with a corresponding financial liability recorded (see Note 12).

(b)	Right of use assets (ROU)

Right of use assets as at June 30, 2026 comprise one vehicle lease agreement for multiple vehicles with an initial term of three years, two warehouse leases (one with an initial term of three years and another with a total extended term of fifty-six months) and two administrative office leases (one with an initial term of 2 years, renewable for additional 1-year terms, and a second corporate office lease with an initial term of sixty-three months). The value of additions is determined as the present value of lease payments at the inception of the lease (See Note 11).

Lease modifications, net

During the period ended March 31, 2026, the Company modified certain lease agreements, resulting in the remeasurement of lease liabilities with corresponding adjustments to ROU assets in accordance with IFRS 16.

Effective January 1, 2026, the Company modified its warehouse lease by extending the lease term from 36 months to 56 months and increasing the leased area. As a result, the ROU asset was remeasured and the carrying amount increased from $46,709 to $365,435.

The Company also modified its vehicle lease by increasing the fleet and as a result the ROU asset was remeasured and increased from $702,104 to $1,762,332.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	These amounts represent remeasurements of existing ROU assets following lease modifications and therefore reflect updated carrying values rather than additional lease additions. Accordingly, the opening balances were adjusted to reflect the modified lease terms, with corresponding adjustments to lease liabilities.Depreciation

Depreciation expense for three and six months ended June 30, 2026 of $472,498 and $872,044, respectively (three and six months ended June 30, 2025 - $180,097 and $375,643), was recognised within exploration and evaluation expenses and general and administration expenses in the interim condensed consolidated statement of operations and comprehensive loss (See Note 19 (a),(b)).

7.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales Project consists of mining titles, exploration applications, mining concession option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company has entered into four option agreements (the “First Guayabales Option”, the “Second Guayabales Option”, the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project.

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement, resulting in the transfer of 100% of the mining concession to the Company. The formal transfer was completed on December 30, 2025, at which time the mining concession was formally transferred and registered in the Company’s name with the Colombian National Mining Agency (Agencia Nacional de Minería, “ANM”). In January 2026, the Company made the final payment in lieu of the net smelter return (NSR), and as a result the First Guayabales Option has been fully executed.

In September 2025, the Company secured two additional option agreements (the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore and acquire mining concessions.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

First Guayabales Option – Executed Agreement

On June 24, 2020, the Company entered into the First Guayabales Option to acquire a 100% interest in the property.

On June 23, 2025, the Company exercised the option and entered into an addendum with the optionor to accelerate the remaining consideration. The total consideration remained unchanged from the original agreement.

During the year ended December 31, 2025 and in January 2026, the Company accelerated and fully settled all remaining payments under the agreement. Accordingly, as at January 26, 2026, there are no outstanding obligations related to the First Guayabales Option.

In connection with the acquisition of the mining concession contract, the Company recognised a provision for environmental remediation of $1,589,371 (see Note 9), primarily related to legacy site rehabilitation obligations. In accordance with IFRS 6, these costs were capitalised as part of the mining concession asset, resulting in a total recognised asset of $10,918,302 (see Note 5).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

$
Original acquisition cost – First Guayabales Option	9,833,334
Less: Fair value adjustment	(504,403)
Fair value long-term liability	9,328,931
Addition: Fair value – Provision for environmental remediation (See Note 9)	1,589,371
Mining concession asset	10,918,302

Mining Concession Option Agreements

i.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2026, the Company recognised $nil and $250,000, respectively (three and six months ended June 30, 2025 – $nil and $250,000, respectively), related to option payments, as exploration and evaluation expense in the interim condensed consolidated statement of operations and comprehensive loss in respect of Phase II of the Second Guayabales Option.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $2,000,000.

ii.	Third Guayabales Option

On September 18, 2025, the Company entered into the Third Guayabales Option agreement to acquire mining concessions and one application, with total payments of $10,200,000 over a five-year period as follows:

●	An initial instalment of $2,800,000 was paid in 2025;

●	Annual instalments of $1,480,000 each year from 2026 through 2030.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Under the terms of the option agreement, the optionor and the Company are required to submit applications for the transfer of 100% of the concessions to the Company within 30 days of the execution of the agreement. The Company assumes exclusive responsibility for the management and execution of all activities within the concession areas.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2026, the Company recognised $740,000 and $740,000, respectively, related to option payments, as exploration and evaluation expense in the interim condensed consolidated statement of operations and comprehensive loss in respect of this agreement.

As at June 30, 2026, and from the inception of the agreement, the Company has made total option payments of $3,540,000.

iii.	Fourth Guayabales Option

On September 18, 2025, the Company entered into the Fourth Guayabales Option agreement with one owner to acquire a mining concession.

Under the terms of an option agreement, the Company has the right to explore the mining concession up until October 1, 2028, at which point it can decide to acquire the mining concession by making a one-time payment of $7,000,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

Surface Rights Option Agreements

iv.	October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2026, the Company recognised option payments of $500,000, and $500,000, respectively (three and six months ended June 30, 2025 – $nil and $450,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $2,850,000.

v.	May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concluded on April 23, 2025, one agreement concluded on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements are $294,000.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2026, the Company recognised option payments of $4,157 and $8,212, respectively (three and six months ended June 30, 2025 – $20,764 and $25,540, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $287,114.

(b)	San Antonio Project

The Company has entered into two option agreements (the “First San Antonio Option” and the “Second San Antonio Option”) with third parties to explore, develop and acquire the mining concession and properties within the San Antonio Project.

i.	First San Antonio Option

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor. The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognised any option payments payable in the future under the agreement in its consolidated statement of financial position.

For the first six months ended June 30, 2026, the Company has not made any payments related to this agreement.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $1,000,000.

ii.	Second San Antonio Option

On June 13, 2024, the Company entered into an initial easement agreement with a third party for a total consideration of $50,000. The agreement granted the Company certain surface access rights within a defined geographic area within the San Antonio Project.

Subsequently, on October 29, 2024, the Company and the optionor amended and expanded the original agreement. Under the modified terms, the Company obtained a right of first refusal to acquire properties (land and surface rights) within the same area. This arrangement provides the Company with the opportunity, but not the obligation, to acquire such properties in the future, with terms and conditions to be determined at the time of acquisition, until December 31, 2026.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The total consideration agreed under the amended agreement amounts to $500,000, payable in instalments as follows:

●	an initial instalment of $100,000 was paid in 2024;

●	an additional instalment of $250,000 was paid in 2025, of which $150,000 was paid as of September 30, 2025, and the remaining $100,000 was paid in October 2025; and

●	A final instalment of $150,000 was paid in January 2026.

As at June 30, 2026, and from inception of the amended agreement, the Company has made total option payments of $500,000. As a result, the Second San Antonio Option has been fully executed.

On February 25, 2026, the Company entered into a four-year agreement with the optionor to acquire this land with fixed terms of payment for a total consideration of $10,566,000 (See Note 12 (c)).

8.	LONG-TERM VAT RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production, subject to local regulations.

As at	June 30, 2026	December 31, 2025
	$	$
Opening balance	3,894,616	2,261,717
VAT related to local purchases and services	944,252	1,149,881
Foreign exchange	412,658	483,018
Balance, end of period	5,251,526	3,894,616
Current portion	-	-
Long-term portion	5,251,526	3,894,616

9.	PROVISION FOR ENVIRONMENTAL REMEDIATION

As at	June 30, 2026	December 31, 2025
	$	$
Opening balance	1,589,371	-
Environmental remediation – First Guayabales Option	-	1,857,509
Fair value adjustment – Environmental remediation	-	(268,138)
Foreign exchange	144,659	-
Balance, end of period	1,734,060	1,589,371
Current portion	(711,498)	(652,131)
Long-term portion	1,022,562	937,240

As part of the acquisition of the mining concession asset (See Note 5), the Company recognised a provision for environmental remediation. This amount primarily covers the treatment and closure of two small tailings ponds, a waste dump, and the sealing and backfilling of historical mining tunnels arising from activities conducted prior to the Company’s acquisition (see Note 7(a)(i)). Management has assessed the necessity to undertake the required remediation works to comply with regulatory and operational requirements.

The Company expects to undertake a progressive remediation program from 2026 through 2033 in order to complete the required environmental remediation works under applicable regulations. The provision has been measured at present value using a discount rate of 9.50% over the expected remediation period. In accordance with IFRS 6, these costs were capitalised as directly attributable to the acquisition.

The provision for environmental remediation reflects management’s best estimate based on information available as of the reporting date. The ultimate remediation costs may differ from the amounts recorded due to uncertainties inherent in site conditions, the results of further technical assessments, changes in remediation strategies, regulatory requirements, and other factors not yet fully known. Management intends to continue conducting site investigations and technical evaluations to refine the cost estimate and will adjust the provision as additional information becomes available.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

10.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Six-months period ended June 30, 2026		Year ended December 31, 2025
	Number of warrants	$	Number of warrants	$

Opening balance	-	-	2,250,000	3,163,115
Warrants exercised	-	-	(2,250,000)	(13,727,590)
Fair value revaluation of warrants liability	-	-	-	10,564,475
Balance, end of period	-	-	-	-
Current portion	-	-	-	-
Long-term portion	-	-	-	-

Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of C$5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants were classified as derivative financial liabilities as they were denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering were allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the year ended December 31, 2025, the Company recognised a derivative loss of $10,564,475, in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value for the Subscription Warrants was determined using the Binomial pricing model using the following weighted average assumptions as at March 20, 2025:

Weighted average share price	C$	13.75
Weighted average risk-free interest rate		2.75%
Weighted average dividend yield		Nil
Weighted average stock price volatility		52.56%
Weighted average period to expiry (years)		-

On March 20, 2025, all 2,250,000 Warrants – March 2024 Offering were exercised with total proceeds received of $7,857,044 (C$11,272,500).

11.	LEASE LIABILITIES

As at	June 30, 2026	December 31, 2025
	$	$
Opening balance	1,858,326	155,527
New leases during the period	416,509	1,930,872
Lease modifications, net (a)	1,160,752	47,297
Lease payments	(802,415)	(730,072)
Interest accretion expense	238,806	265,707
Foreign exchange	158,352	188,995
Balance, end of period	3,030,030	1,858,326
Current portion	(1,504,148)	(722,050)
Long-term portion	1,525,882	1,136,276

(a)	Lease modifications, net

During the period ended March 31, 2026, the Company modified certain lease agreements, which resulted in the remeasurement of lease liabilities in accordance with IFRS 16. The remeasurement reflects changes in lease terms, including an extension of lease duration and an increase in the scope of leased assets (See Note 6 (b)).

These modifications did not result in new lease arrangements but rather represent changes to existing contracts. Accordingly, lease liabilities were adjusted to reflect the revised lease payments, discounted at the applicable incremental borrowing rates at the date of modification. The corresponding adjustments were recognised against right-of-use assets.

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 20.52%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the interim condensed consolidated statement of operations and comprehensive loss using the effective interest method.

For the three months and six months ended June 30, 2026, the Company made lease payments of $162,400 and $325,890, respectively (three and six months ended June 30, 2025 – $231,887 and $281,844, respectively) for contracts with terms of 12 months or less and which were recognised as lease expense within exploration and evaluation expenses.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

12.	OTHER LONG-TERM LIABILITIES

As at	June 30, 2026	December 31, 2025
	$	$
Opening balance	4,652,294	-
Original acquisition cost – First Guayabales Option	-	9,833,334
Original acquisition cost – Other Mining concessions	-	750,000
Original acquisition cost – Lands	46,195,170	6,000,000
Original acquisition cost – Mining title application	3,482,718	-
Fair value adjustment long-term liability (on date of acquisition)	(7,421,200)	(1,243,156)
Other Long-Term Liabilities payments	(10,350,293)	(11,124,782)
Interest accretion expense	1,268,829	436,898
Balance, end of period	37,827,518	4,652,294
Current portion	(11,646,910)	(2,470,585)
Long-term portion	26,180,608	2,181,709

Long-Term Liabilities	Opening Balance	Additions Nominal Value	Payments	Interest Accretion	Fair Value Adjustment	June 30, 2026
	$	$	$	$	$	$
First Guayabales Option (a)	1,425,561	-	(1,500,000)	74,439	-	-
Other Mining Concessions (b)	328,559	-	-	28,396	-	356,955
Land acquisitions (c)	2,898,174	46,195,170	(7,689,387)	1,113,990	(7,124,017)	35,393,929
Mining title application (d)	-	3,482,718	(1,160,906)	52,004	(297,183)	2,076,633
Balance, end of period	4,652,294	49,677,888	(10,350,293)	1,268,829	(7,421,200)	37,827,518

Long-Term Liabilities	Less than 1 year	Year 2	Year 3	Year 4	Year 5	Total
	$	$	$	$	$	$
Other Mining Concessions (b)	186,367	170,588	-	-	-	356,955
Land acquisitions (c)	10,375,014	8,839,966	7,554,085	6,395,548	2,229,317	35,393,929
Mining title application (d)	1,085,529	991,104	-	-	-	2,076,633
Balance, end of period	11,646,910	10,001,658	7,554,085	6,395,548	2,229,317	37,827,518

(a)	First Guayabales Option

On June 23, 2025, the Company recognised a financial liability as a result of the exercise of its option to acquire the mining concession contract under the First Guayabales Option.

The present value of the total consideration owing to the optionor under the terms of the amended First Guayabales option agreement of $9,833,334 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession contract of $9,328,931 and a corresponding financial liability (See Note 7 (a)).

The final balance of $1,500,000 was paid on January 26, 2026. Upon completion of these payments, the total outstanding obligation under the agreement was fully settled.

(b)	Other Mining Concessions

On July 16, 2025, the Company recognised a financial liability as a result of the acquisition of a mining concession under a two-year term for a total consideration of $750,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $750,000 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession of $703,401 and a corresponding financial liability (See Note 5 (d))

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The total amount of $750,000 will be paid as follows:

●	An initial instalment of $375,000 was paid in July 2025, and

●	Annual instalments of $187,500 to be paid in 2026 and 2027.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $356,955.

(c)	Lands

The Company has entered into certain agreements with third-party landowners to acquire strategic land parcels located within the Guayabales and San Antonio Project areas. Certain of these agreements include fixed purchase prices payable in instalments over multiple years, resulting in financial liabilities for the unpaid consideration.

The financial liabilities are initially measured at the present value of the future contractual payments, with the resulting discount recognized as finance cost over the applicable payment period. The significant land acquisition liabilities outstanding during the period are described below.

Guayabales Project

●	On September 18, 2025, the Company recognised a financial liability as a result of the acquisition of land under a four-year term agreement for a total consideration of $6,000,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $6,000,000 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2025 to 2029 resulting in the recognition of a property, plant and equipment of $5,307,846 and a corresponding financial liability (See Note 6 (a)).

The total amount of $6,000,000 will be paid as follows:

●	An initial total instalment of $2,250,000 was paid in October 2025, and

●	Annual instalments of $937,500 to be paid from 2026 to 2029.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2,643,047.

●	On March 10, 2026, the Company recognised a financial liability as a result of the acquisition of land under a four-year agreement for a total consideration of $33,581,007.

The present value of the total consideration owing to the seller under the terms of the agreement of $33,581,007 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2030 resulting in the recognition of a property, plant and equipment of $28,202,423 and a corresponding financial liability (See Note 6 (a)).

The total amount of $33,581,007 will be paid as follows:

●	An initial total instalment of $3,212,183 was paid in March 2026,

●	A second instalment of $3,212,183 was paid in June 2026,

●	A third and fourth instalment totalling $7,883,546, payable in 2027,

●	Annual instalments of $6,424,365 to be paid from 2028 to 2030.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $22,409,439.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

●	On March 20, 2026, the Company recognised a financial liability as a result of the acquisition of land under a four-year agreement for a total consideration of $2,048,163.

The present value of the total consideration owing to the seller under the terms of the agreement of $2,048,163 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2027 resulting in the recognition of a property, plant and equipment of $1,926,417 and a corresponding financial liability (See Note 6 (a)).

The total amount of $2,048,163 will be paid as follows:

■	An initial total instalment of $241,220 was paid in March 2026,

■	A second and third instalment totalling $782,862, payable in 2026,

■	A fourth and fifth instalment totalling $1,024,081, payable in 2027.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $1,453,318.

San Antonio Project

On February 25, 2026, the Company recognised a financial liability as a result of the acquisition of land under a four-year agreement for a total consideration of $10,566,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $10,566,000 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2030 resulting in the recognition of a property, plant and equipment of $8,942,313 and a corresponding financial liability (See Note 6 (a)).

The total amount of $10,566,000 will be paid as follows:

●	An initial total instalment of $216,723 was paid in March 2026,

●	Three instalments of $2,116,426 to be paid from 2026 to 2028, and

●	Annual instalments of $2,000,000 to be paid in 2029 and 2030.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $8,888,126.

(d)	Trap Application

On March 27, 2026, the Company entered into an irrevocable agreement to acquire rights derived from a mining concession application related to the Trap target at the Guayabales Project for total consideration of $3,482,718, payable in three equal instalments through 2028.

Completion of the assignment is contingent upon the granting of the mining title by the National Mining Agency (“ANM”) to the current applicants and the subsequent registration of the assignment in favor of the Company.

In accordance with the Company’s accounting policy, acquisition costs related to mining concession rights that meet the criteria for recognition as an asset are capitalised.

The present value of the total consideration owing to the seller under the terms of the agreement of $3,482,718 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2028 resulting in the recognition of a mining concession asset of $3,185,535 and a corresponding financial liability (See Note 5 (a)).

The total amount of $3,482,718 will be paid as follows:

●	An initial total instalment of $1,160,906 paid in April 2026,

●	Annual instalments of $1,160,906 to be paid in 2027 and 2028.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2,076,633.

The financial liability is classified and measured at amortized cost, and the amortization of the discount will be recognised as a finance cost consistent with the terms in the payment schedules.

13.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of Key Management Personnel

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company. Key management includes independent directors, the Executive Chairman of the board of directors (the “Chairman”), the Chief Executive Officer (“CEO”), the President and the Chief Financial Officer (“CFO”). The remuneration of members of key management personnel was as follows:

For the six months ended June 30	2026	2025
	$	$
Management salaries, benefits and reimbursement of expenses	787,500	465,554
Share-based payments	1,452,336	575,476
	2,239,836	1,041,030

During the period, certain management services were provided through entities controlled by members of key management:

●	The Chairman provides services through Lion Mining Services Inc. for a monthly fee of $45,800 (the monthly fee was $27,500 from January through October 2025 and increased to $45,800 effective November 2025)

●	The CEO provides services through Nova Lima LLC for a monthly fee of $33,333 (the same monthly fee has applied since the CEO joined the Company in April 2025).

In addition, the Company reimburses expenses incurred by the Chairman and CEO in the course of performing their duties related to the representation and management of the Company.

All related party transactions were conducted in the normal course of business and measured at the exchange amount agreed between the parties. Management considers that the terms of these transactions are comparable to those that would be obtained under arm’s-length conditions. All such arrangements are reviewed and approved by the independent members of the Board.

No other material related party transactions, balances or commitments existed as at June 30, 2026.

14.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the material accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2025.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities, lease liabilities and other long-term liabilities approximate their fair values as at June 30, 2026.

Other financial liabilities of $40,857,548 as at June 30, 2026 (December 31, 2025 – $6,510,620) were as follows:

As at June 30, 2026	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Lease liabilities	-	-	3,030,030	3,030,030
Other long-term liabilities	-	-	37,827,518	37,827,518
	-	-	40,857,548	40,857,548

As at December 31, 2025	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Lease liabilities	-	-	1,858,326	1,858,326
Other long-term liabilities	-	-	4,652,294	4,652,294
	-	-	6,510,620	6,510,620

There were no transfers between the fair value hierarchy during the six months ended June 30, 2026.

15.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at June 30, 2026, the exchange rates were COP:US$3,443.59, based on Banco de la Republica – Colombia, and CAD:US$0.7037, based on Bank of Canada, respectively (June 30, 2025, COP:US$4,069.67 and CAD:US$0.7330, respectively).

For the six months ended June 30, 2026, the average was COP:US$3,655.50 and CAD:US$0.7257, respectively (six months ended June 30, 2025, COP:US$4,196.15 and CAD:US$0.7095, respectively).

The Company had the following foreign currency balances:

As at June 30, 2026	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	5,679,836	1,649,394
Cash and cash equivalents	CAD	9,924,935	6,984,473
Receivables and prepaid expenses	COP (000’s)	7,917,081	2,299,078
Long-Term VAT Receivable	COP (000’s)	18,084,101	5,251,526
Receivables and prepaid expenses	CAD	101,981	71,767
Accounts payable and accrued liabilities	COP (000’s)	(30,934,836)	(8,983,310)
Accounts payable and accrued liabilities	CAD	(167,084)	(117,582)
Other Long-Term liabilities	COP (000’s)	(14,205,433)	(4,125,181)
Provision for environmental remediation	COP (000’s)	(5,971,392)	(1,734,060)
Lease liability	COP (000’s)	(8,595,394)	(2,496,056)

As at December 31, 2025	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,141,222	303,752
Cash and cash equivalents	CAD	11,407,205	8,322,782
Receivables and prepaid expenses	COP (000’s)	4,598,093	1,223,847
Long-Term VAT Receivable	COP (000’s)	14,632,386	3,894,616
Receivables and prepaid expenses	CAD	133,112	97,120
Accounts payable and accrued liabilities	COP (000’s)	(17,678,150)	(4,705,290)
Accounts payable and accrued liabilities	CAD	(69,614)	(50,791)
Provision for environmental remediation	COP (000’s)	(5,971,394)	(1,589,371)
Lease liability	COP (000’s)	(4,799,169)	(1,277,367)

The Company is exposed to foreign currency risk on fluctuations on the balances that are denominated in Canadian dollars and Colombian pesos. As at June 30, 2026, had both the Canadian dollar and the Colombian peso strengthened/weakened by 10% against U.S. dollar with all other variables held constant, the Company would have reported an increase/reduction in the net loss for the six months ended June 30, 2026, of $109,087 and $133,328 (December 31, 2025 - $29,870 and $36,507), respectively.

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “BBB-” or higher, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at June 30, 2026, the cash balance was $93,726,809 (December 2025 – $129,647,421). However, the cash balance is not sufficient to continue to explore, build a mine, and meet all of its future obligations in respect of the option contracts in Note 21 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended June 30, 2026.

16.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the six months ended June 30, 2026 and 2025, the Company issued shares resulting from the following transactions:

2026 Transactions

i.	The Company issued 204,709 common shares resulting from the exercise of stock options (See Note 18).

2025 Transactions

ii.	On March 20, 2025, the Company issued 4,741,984 common shares, at a price of C$11.00 per share, resulting from the closing of the March 2025 – Private Placement for a total of $36,357,304 (C$52,161,824). Common share issue costs of $172,887 were cash based and were recognised as a reduction in share capital.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

iii.	The Company issued 259,834 common shares resulting from the exercise of stock options (See Note 18).

iv.	The Company issued 2,250,000 common shares resulting from the exercise of warrants (See Note 10(a)).

17.	EARNINGS PER SHARE

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the six months ended June 30	2026	2025

Net loss	$(32,451,602)	$(25,446,926)
Weighted average number of common shares outstanding	92,748,398	81,819,848
Basic net loss per common share	$(0.35)	$(0.31)

(b)	Diluted

The Company incurred a net loss for each of the periods of six months ended June 30, 2026 and 2025; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

18.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

The continuity of stock options during the period were as follows:

	2026		2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of year	6,103,800	9.51	4,434,800	4.07
Granted	750,000	24.70	900,000	13.54
Exercised	(204,709)	(3.24)	(259,834)	(3.03)
Cancelled / Forfeited	(10,000)	(13.38)	(50,000)	(4.12)
Outstanding, June 30	6,639,091	11.41	5,024,966	5.82

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2026:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	1,521,300	0.79	2.87	1,521,300	0.79	2.87
$3.01 – $6.00	1,889,791	3.01	5.16	934,793	2.77	4.79
$6.01 – $9.00	333,000	2.91	7.50	199,667	2.43	8.32
$15.00 – $29.00	2,895,000	4.37	20.43	233,333	3.81	15.03
	6,639,091	3.09	11.41	2,889,093	1.79	4.76

Options outstanding as at June 30, 2026, vest every six or three months over a two to four-year period and have a term of five years. The unamortized portion of share-based expenses as of June 30, 2026, is $12,506,059. This amount remains to be recognised in future periods.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the six months ended June 30	2026	2025

Number of options granted	750,000	900,000
Weighted average share price on grant date	C$24.70	C$13.54
Weighted average risk-free interest rate	2.73%	2.63%
Weighted average dividend yield	Nil	Nil
Weighted average stock price volatility	54.89%	55.81%
Weighted average period to expiry (years)	4.12	3.50
Weighted average grant date fair value per share	$17.93	$8.34

For the three and six months ended June 30, 2026, the Company recognised $1,467,293, and $2,913,541, respectively (three and six months ended June 30, 2025 – $722,771 and $1,069,474, respectively), as general and administration expense in the consolidated statement of operations in respect of the amortization of the share-based compensation.

19.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Drilling services	6,151,771	2,987,216	9,636,252	5,241,694
Salaries and benefits	1,451,573	758,905	2,652,970	1,467,149
Field costs, surveys and other	1,406,866	557,537	2,289,522	955,013
Option payments and fees (i)	1,522,742	921,132	2,171,359	1,279,210
Studies and technical evaluation	1,182,281	87,987	1,742,319	87,987
Transportation and meals	549,874	436,809	1,146,976	641,438
Assaying	684,018	709,378	1,070,965	1,065,381
Security	514,317	91,603	972,416	181,526
Consulting and professional fees	431,698	310,280	750,978	489,185
Community expenses	495,666	230,415	693,948	345,945
Depreciation and amortization	376,468	168,616	691,412	352,382
Geophysics	61,310	173,235	86,918	184,972
	14,828,584	7,433,113	23,906,035	12,291,882

i.	For the three and six months ended June 30, 2026, the Company recognised option payments of $1,244,157 and $1,652,369, respectively (three and six months ended June 30, 2025 - $813,897 and $1,063,897, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	General and administration

General and administration expense is made up of the following:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Share-based compensation	1,467,293	722,771	2,913,541	1,069,474
Salaries and benefits	1,221,479	766,561	2,423,413	1,251,597
Consulting and professional fees	470,977	307,810	795,034	741,028
Travel and entertainment	243,274	129,872	644,688	273,301
Office administration	171,007	50,864	315,833	128,049
Insurance	145,613	86,325	288,054	171,702
Regulatory and compliance fees	111,771	67,362	241,741	256,651
Depreciation	96,030	11,481	180,632	23,261
Investor relations	42,108	82,555	92,404	155,832
Others	-	5,530	-	5,530
Director’s fees and expenses	-	5,000	63,000	58,000
	3,969,552	2,236,131	7,958,340	4,134,425

(c)	Finance costs

Finance costs are made up of the following:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Interest accretion expense (i)	1,320,718	62,245	1,507,635	128,805
Other finance expense	85,589	21,327	139,160	41,082
	1,406,307	83,572	1,646,795	169,887

i.	Interest accretion expense or amortization of the discount is in respect of the lease liability and other long-term liabilities (See Note 11 and Note 12).

20.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Receivables and prepaid expenses	(258,908)	(195,761)	(1,291,580)	(747,018)
Accounts payables and accrued liabilities	3,690,175	693,278	4,497,719	1,673,282
	3,431,267	497,517	3,206,139	926,264

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

21.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at June 30, 2026, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Lease commitments (a)	673,329	673,329	-	-
Service contracts (b)	1,490,815	1,490,815	-	-
	2,164,144	2,164,144	-	-

(a)	Lease commitments represent contractual lease payments payable over future periods.

(b)	Service contracts represent commitments in respect of drilling.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at June 30, 2026, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Second Guayabales Option	5,050,000	250,000	250,000	250,000	2,150,000	2,150,000
Third Guayabales Option	6,660,000	1,480,000	1,480,000	1,480,000	1,480,000	740,000
Fourth Guayabales Option (a)	7,000,000	-	-	7,000,000	-	-
First San Antonio Option (b)	4,000,000	750,000	750,000	-	-	2,500,000
Other Option agreements (c)	1,571,780	1,567,424	4,356	-	-	-
Balance	24,281,780	4,047,424	2,484,356	8,730,000	3,630,000	5,390,000

(a)	Includes a one-time payment of $7,000,000 on October 1, 2028, to exercise the option agreement (See Note 7 (a)(iii)).

(b)	Includes a one-time payment of $2,500,000 in lieu of the NSR upon reaching commercial production (See Note 7 (b)(i)).

(c)	Amounts disclosed related to the option agreements to purchase surface rights (See Note 7 (a)(iv) and 7 (a)(v)).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognised in the consolidated financial statements.

22.	SUBSEQUENT EVENTS

On July 28, 2026, the Company entered into an asset purchase agreement with Asociación de Mineros de Guayabales to acquire certain assets associated with the First Guayabales Option agreement for approximately $624,000. The transaction relates to processing plant infrastructure and other assets located within the Guayabales Project area and follows the Company’s acquisition of a 100% interest in the First Guayabales mining concession, for which the remaining consideration was fully settled in January 2026.

On July 29, 2026, the Company announced the voluntary transfer of the listing of its common shares from the NYSE American LLC (“NYSE American”) to the Nasdaq Global Select Market (“Nasdaq”). The Company’s common shares commenced trading on the Nasdaq at the opening of the market on August 11, 2026, under the unchanged trading symbol “CNL”. Upon the effectiveness of the Nasdaq listing, trading of the Company’s common shares on the NYSE American ceased.